Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS MAY SALES

HOUSTON, TX, June 2, 2011 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week May period ended May 28, 2011 increased 1.1% to $117 million from $116 million in the prior year four week period ended May 29, 2010. Comparable store sales for the month were flat.

With regard to families of business, accessories, children's, cosmetics, footwear, home & gifts, junior's, petites and plus sizes achieved comparable store sales increases during May. Geographically, the Midwest, Southeast and Southwest regions had comparable store sales gains during the month.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2011	2010	2011	2010
1st Quarter	0.2	(0.6)	347	340
May	0.0	(2.9)	117	116
Year-To-Date (4 Mos)	0.1	(1.2)	464	456

Andy Hall, President and Chief Executive Officer, commented, "We had a positive start to the month with a strong Mother's Day event followed by a strong second week anchored with a One Day Sale. Our events in the back half of the month were not promotional enough to sustain the first half momentum. We remain confident with our second quarter comparable store sales guidance of 1.0% to 3.0%."

Store Activity

The Company reopened its fire-damaged store in Keokuk, IA during May. The Company also rebranded twenty-five non-Goody's stores with the Goody's name during the month.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 799 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's second quarter comparable store sales outlook. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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